                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                              ERLY INDUSTRIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    26883910
           --------------------------------------------------------
                                 (CUSIP Number)

                  Michael L. Tenzer
           11400 West Olympic Blvd. Suite 1040              (310)
                 Los Angeles, CA 90064                     820-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 22, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 11 Pages
                                  ---  ---

CUSIP No. 26883910                    SCHEDULE 13D            Page 2 of 11 Pages
          --------                                                ---  ---

                            KINGWOOD LAKES SOUTH, L.P.
- -------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
      00
- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas limited partnership
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           333,333 shares
 by Each Reporting           --------------------------------------------------
 Person with                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           333,333 shares
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     333,333 shares
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 26883910                    SCHEDULE 13D            Page 3 of 11 Pages
          --------                                                ---   ---

                        TENZER COMPANY, INC.
- -------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware corporation
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person with                  (8) Shared Voting
                                    Power                  333,333 shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  333,333 shares
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     333,333 shares
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 26883910                    SCHEDULE 13D            Page 4 of 11 Pages
          --------                                                ---   ---

                        MICHAEL L. TENZER
- -------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              333,333 shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              333,333 shares
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     333,333 shares
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page 5 of 11 Pages
                                                              ---   ---


                United States Securities and Exchange Commission
                            Washington, D.C.  20549

                                 SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $1.00 per share (the "Common Stock") of ERLY Industries, Inc. (the "Company"). The principal executive offices of the Company are located at 10990 Wilshire Boulevard, Suite 1800, Los Angeles, California 90024.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c), (f).   This Statement is being filed on behalf of the following
entities and persons: Kingwood Lakes South, L.P., a Texas limited partnership (the "Limited Partnership"); Tenzer Company, Inc., a Delaware corporation and sole general partner of the Limited Partnership (the "General Partner"), and Michael L. Tenzer, an individual and President, Chief Financial Officer and controlling stockholder of the General Partner ("Mr. Tenzer").

     The Limited Partnership's principal business is community development and home building, and the address of both its principal business and principal office is 11400 West Olympic Boulevard, Suite 1040, Los Angeles, CA 90064.

     The General Partner's principal business is community development and home building, and the address of both its principal business and principal office is 11400 West Olympic Boulevard, Suite 1040, Los Angeles, CA 90064. The directors of the General Partner are: Mr. Tenzer, Ms. Melanie J. May ("Ms. May"), and Mr. Gary M. Tenzer ("Mr. G. Tenzer"). The following persons are executive officers of the General Partner: Mr. Tenzer is the President and Chief Financial Officer; Ms. May is the Chief Financial Officer and Secretary.

     Mr. Tenzer is a resident of California, whose business address is 11400 West Olympic Boulevard, Suite 1040, Los Angeles, CA 90064. Mr. Tenzer's present principal occupation or employment is as the President and Chief Executive Officer of the General Partner, whose address is set forth above. Mr. Tenzer is a citizen of the United States.

     Ms. May is a resident of California, whose business address is 11400 West Olympic Boulevard, Suite 1040, Los Angeles, CA 90064. Ms. May's present principal occupation or employment is as the Chief Financial Officer and Secretary of the General Partner, whose address is set forth above. Ms. May is a citizen of the United States.

                                                          Page 6 of 11 Pages
                                                              ---  ---


     Mr. G. Tenzer is a resident of California whose business address is 10100 Santa Monica Boulevard, Suite 420, Los Angeles, CA 90067.
Mr. G. Tenzer's present principal occupation or employment is as a mortgage banker at the business address set forth in the previous sentence. Mr. G. Tenzer is a citizen of the United States.

   d) During the last five years, none of the Limited Partnership, the General Partner, Mr. Tenzer, Ms. May, or Mr. G. Tenzer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   e) During the last five years, none of the Limited Partnership, the General Partner, Mr. Tenzer, Ms. May, or Mr. G. Tenzer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock reported under this filing are not being acquired by purchase. Pursuant to a Pledge Agreement dated December 22, 1994 (the "Security Agreement"), between the Limited Partnership and
Gerald Murphy, Chairman of the Company and a Limited Partner in the Limited Partnership ("Mr. Murphy"), entered into to secure Mr. Murphy's capital contribution indebtedness to the Limited Partnership as represented by his personal Promissory Note (the "Note") in the principal amount of $1,500,000 of the same date, the Limited Partnership holds a security interest in 333,333 shares of Common Stock (the "Shares"). On March 22, 1995, Mr. Murphy defaulted under the Note. Upon such default, under the terms of the Security Agreement, the Limited Partnership obtained the right to vote and dispose of such Shares. At this time, the Limited Partnership has taken no action with regard to the Shares except for sending Mr. Murphy a notice of default. The General Partner, which controls the Limited Partnership, and Mr. Tenzer, who controls the General Partner, may be deemed to have beneficial ownership of such Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

     As described in Item 3 above, the Limited Partnership holds a security interest in 333,333 shares of Common Stock, which Shares secure a debt which went into default on March 22, 1995. In accordance with the provisions of the Security Agreement, the Limited Partnership intends to sell some or all of the Shares as soon as practicable to satisfy such debt, although the Limited Partnership reserves all of its rights under the Uniform Commercial Code and the Security Agreement (including the right to credit bid for and retain the Shares).

     Except as set forth above and except that each of the individuals named herein reserves the right to buy, hold and/or sell shares of Common Stock for their own accounts in their sole discretion, none of the Limited
Partnership, the General Partner, Mr. Tenzer, Ms. May or Mr. G. Tenzer has any plans or proposals which relate to or would result in:

                                                          Page 7 of 11 Pages
                                                              ---   ---


         (a) the acquisition by any person of additional securities, or the disposition of securities, of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;


         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     a) As of the date hereof, the Limited Partnership beneficially owns 333,333 shares of the Common Stock, constituting 9.0% of the 3,695,547 shares of Common Stock outstanding as reported by the Company in its Form 10-Q for the quarter ended December 31, 1994. The General Partner, which controls the Limited Partnership, and Mr. Tenzer, who controls the General Partner, also may be deemed to have beneficial ownership of these Shares.

                                                          Page 8 of 11 Pages
                                                              ---  ---


     Ms. May beneficially owns 500 shares of Common Stock, 250 shares of which are held in street name and 250 shares of which are held in an individual retirement account in Ms. May's name.

     b) The Limited Partnership has sole voting and dispositive powers with respect to the Shares beneficially owned by it (provided that if Mr. Murphy otherwise satisfied his obligations to the Limited Partnership under the Loan Agreement, such voting and dispositive powers shall revert to Mr. Murphy). The General Partner, which controls the Limited Partnership, and Mr. Tenzer, who controls the General Partner, may be deemed to have shared voting and dispositive powers with respect to the Shares.

     Ms. May has sole voting and dispositive powers with respect to the 500 shares of Common Stock owned by her for her own account.

     c)  None of the Limited Partnership, the General Partner, Mr. Tenzer,
Ms. May or Mr. G. Tenzer effected any transactions relating to the Common Stock within the past sixty days.

     d) Except as set forth in this Item 5(d), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement. Pursuant to the Security Agreement, to the extent that a sale of the Shares results in proceeds which exceed Mr. Murphy's debt to the Limited Partnership and the costs of the sale, the excess proceeds will be returned to Mr. Murphy.

     e)  Cessation of beneficial ownership:  Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except for the Security Agreement described in Item 3 above, none of the Limited Partnership, the General Partner, Mr. Tenzer, Ms. May or Mr. G. Tenzer has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1. Promissory Note, dated December 22, 1994, by Gerald Murphy in favor of Kingwood Lakes South, L.P.

EXHIBIT 2. Pledge Agreement dated December 22, 1994, by Gerald Murphy in favor of Kingwood Lakes South, L.P.

                                                          Page 9 of 11 Pages
                                                              ---  ---

EXHIBIT 3. Joint Filing Statement among Kingwood Lakes South, L.P., Tenzer Company, Inc. and Michael L. Tenzer.

                                                         Page 10 of 11 Pages
                                                              ---  ---

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    KINGWOOD LAKES SOUTH, L.P., a
                                    Texas Limited Partnership

                                    By: TENZER COMPANY, INC., a
                                        Delaware corporation, as General Partner


March 31, 1995                      By: s/ Michael L. Tenzer
- ------------------------------      -----------------------------------------
Date                                    Michael L. Tenzer
                                        Title: President

                                    TENZER COMPANY, INC., a Delaware
                                    corporation


March 31, 1995                      By: s/ Michael L. Tenzer
- ------------------------------      -----------------------------------------
Date                                    Michael L. Tenzer
                                        Title: President

                                    MICHAEL L. TENZER


March 31, 1995                      s/ Michael L. Tenzer
- ------------------------------      -----------------------------------------
Date                                Michael L. Tenzer

                                                         Page 11 of 11 Pages
                                                              ---  ---


                             EXHIBIT INDEX



EXHIBIT         DESCRIPTION                                       PAGE

EXHIBIT 1.      Promissory Note, dated December 22, 1994, by
                Gerald Murphy in favor of Kingwood Lakes
                South, L.P.

EXHIBIT 2.      Pledge Agreement dated December 22, 1994, by
                Gerald Murphy in favor of Kingwood Lakes
                South, L.P.

EXHIBIT 3.      Joint Filing Statement among Kingwood Lakes
                South, L.P., Tenzer Company, Inc. and Michael
                L. Tenzer.

